Cooper Industries
P. O. Box 4446
Houston, Texas 77210-4446
600 Travis, Suite 5600
Houston, Texas 77002-1001
Phone: (713) 209-8400
May 19, 2009
VIA EDGAR CORRESPONDENCE FILE
Mr. Carlos Pacho — Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Cooper Industries, Ltd. (“Cooper”) Annual Report on Form 10-K for the fiscal year ended December 31, 2008 Filed February 27, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2009 File no. 1-31330
Dear Mr. Pacho:
This is in response to the Staff’s comment letter dated May 7, 2009 with respect to the above-referenced filings and our response letter dated April 30, 2009. Cooper has requested an extension to respond to the comment letter until May 27, 2009. I understand the extension is acceptable to the SEC.
Sincerely,

/s/ Terry A. Klebe
Terry A. Klebe
Senior Vice President and Chief Financial Officer